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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
         (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (Amendment No. 5)(1)
                                            --

                            Martin Industries, Inc.
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                               (Name of Issuer)

                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)

                                   57326K102
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                                (CUSIP Number)

                               December 31, 2000
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [X]  Rule 13d-1(d)


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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 57326K102                     13G            PAGE   2   OF   6   PAGES
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  (1)     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Martin Industries, Inc. Employee Stock Ownership Plan and Related
          Trust
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama, U.S.A.
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  NUMBER OF            (5)     SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  694,719 shares(1)
  OWNED BY             --------------------------------------------------------
    EACH               (6)     SHARED VOTING POWER
  REPORTING
 PERSON WITH                   2,122,629 shares(1)
                       --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER

                               694,719 shares(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               2,122,629 shares(1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,817,348 shares(1)
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 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          32.86%(2)
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 (12)     TYPE OF REPORTING PERSON

                  EP
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1. (A)       NAME OF ISSUER:  Martin Industries, Inc.

ITEM 1. (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 East Tennessee Street
                  Florence, Alabama 35630


ITEM 2. (A)       NAME OF PERSON FILING:  Martin Industries, Inc. Employee
                                          Stock Ownership Plan and Related Trust

ITEM 2. (B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (C)       PLACE OF ORGANIZATION: Alabama, U.S.A.

ITEM 2. (D)       TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value

ITEM 2. (E)       CUSIP NO.:  57326K102

ITEM 3.           Not applicable


ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           2,817,348 shares(1)

                  (b)      Percent of Class: 32.86%(2)

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)      Sole power to vote or to direct the vote:

                                    694,719 shares(1)

                           (ii)     Shared power to vote or to direct the vote:

                                    2,122,629 shares(1)

                           (iii) Sole power to dispose or to direct the disposition of:

                                    694,719 shares(1)


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                           (iv)     Shared power to dispose or to direct the
                                    disposition of:

                                    2,122,629 shares(1)


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         The shares of Issuer Common Stock held by the reporting person are held in trust for the exclusive benefit of participants in the Martin Industries, Inc. Employee Stock Ownership Plan and Related Trust (the "ESOP" or the "reporting person") and their beneficiaries. Pursuant to the terms of the ESOP, cash dividends paid on shares of Common Stock held of record by the ESOP, including shares allocated to the accounts of participants, may, in the discretion of the committee responsible for administering the ESOP, be accumulated in the ESOP, may be paid to participants currently (in the case of shares allocated to the accounts of participants) or may be used to reduce the outstanding amount of the loan incurred by the ESOP which was used to purchase Common Stock of the Issuer (the "Securities Acquisition Loan"). If cash dividends are used to repay the Securities Acquisition Loan, the dividends paid with respect to allocated shares of Common Stock are paid to participants in the form of additional shares of Common Stock released to such participants' ESOP accounts. As of December 31, 2000, the ESOP owned of record 2,817,348 shares of Common Stock, or 32.86% of the shares of Common Stock outstanding on such date, of which 2,122,629 shares had been allocated to the accounts of participating employees.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable. See Note 1 to Notes to Schedule 13G.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10.          CERTIFICATION.

                  Not applicable.

NOTES TO SCHEDULE 13G


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(1)      As of December 31, 2000, the ESOP held of record 2,817,348 shares of
         Common Stock, or 32.86% of the shares of Common Stock outstanding on such date, 2,122,629 of which shares had been allocated to the accounts of employees participating in the ESOP. The shares held by the ESOP are held in trust for the exclusive benefit of the employees participating in the ESOP and their beneficiaries. The committee responsible for administering the ESOP (the "Administrative Committee") directs the vote of the shares that have not been allocated to participants' accounts. Participants are entitled under the ESOP to direct the voting of the Common Stock held in their accounts; however, in the event the trustees of the ESOP do not receive voting instructions from participants, the Administrative Committee directs the voting of said shares. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In addition, in the event the trustees of the ESOP receive an offer to sell or to tender all shares of Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares.

         William H. Martin, III, John L. Duncan, William D. Biggs, Jim D. Caudle, Sr., Bill G. Hughey, Charles R. Martin and James J. Tanous serve as members of the Administrative Committee, and John L. Duncan, James W. Truitt and Diane S. McGee serve as the trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on Schedule 13G. Except for Ms. McGee, no member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP and further disclaims that the ESOP and its trustees and the Administrative Committee constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         This filing shall not be deemed an admission that the ESOP is, for purposes of Section 13(d) of the Securities Exchange Act or otherwise, the beneficial owner of any equity securities covered by this Schedule 13G.

(2) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2000 received from the Issuer on January 24, 2001.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001                           /S/ JOHN L. DUNCAN
       -------------------                   ----------------------------------
                                                         John L. Duncan
                                                            Trustee



         February 12, 2001                          /S/ JAMES W. TRUITT
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                                                        James W. Truitt
                                                             Trustee



         February 12, 2001                         /S/ DIANE S. MCGEE
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                                                       Diane S. McGee
                                                           Trustee


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